Exhibit (a)(1)(J)


For Immediate Release:

         AMAZING SAVINGS HOLDING LLC ANNOUNCES EXTENSION OF TENDER OFFER
                        FOR ODD JOB STORES, INC. SHARES

                     Mountainville, NY and South Plainfield, NJ - (Business
Wire) - July 9, 2003. Amazing Savings Holding LLC ("AMAZING SAVINGS") and Odd Job Stores, Inc. (NASDAQ ODDJ) ("ODD JOB") today announced that Amazing Savings has extended its previously announced tender offer (the "OFFER") to purchase up to 96% of the outstanding common shares of Odd Job at a cash price of $3.00 per share. The Offer, which is currently scheduled to expire at 8:00 a.m. New York City time on July 9, 2003 is extended to expire at 8:00 a.m. New York City time on Wednesday, July 16, 2003.

                     Pursuant to an agreement between Amazing Savings and Odd Job, Amazing Savings is waiving the condition to the Offer that required either Odd Job to enter into a forbearance agreement with its lenders to the effect that such lenders will continue to provide liquidity to Odd Job under an existing credit facility consistent with past practice until August 31, 2003 or Amazing Savings to be satisfied in its reasonable discretion that such lenders are obligated to provide such liquidity. The period was extended for an additional five business days because a material condition to the Offer is being waived. Pursuant to such agreement, Amazing Savings acknowledged that, but for the forbearance condition, all the other conditions would have been satisfied as of July 9, 2003 and further agreed that it would not exercise its option to reduce the price of the Offer from $3.00 per share to $2.90 per share. As of the close of business on Tuesday, July 8, 2003, approximately 8,220,000 common shares of Odd Job, representing approximately 91% of the outstanding common shares, had been validly tendered and not properly withdrawn.

                     The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Odd Job. Amazing Savings has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which contains the complete terms and conditions of the Offer in an offer to purchase, letter of transmittal and other related materials. Odd Job has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer that has been distributed to Odd Job shareholders with the tender offer documents. Odd Job shareholders are urged to read the tender offer documents and the Solicitation/Recommendation Statement carefully because they contain important information. Investors are able to receive such documents free of charge at the SEC's web site, www.sec.gov, by contacting MacKenzie Partners, Inc., the Information Agent for the transaction, at (212) 929-5500 (for banks and brokers) and for all others call toll free at (800) 322-2885 or by directing a request to Odd Job at 200 Helen Street, South Plainfield, New Jersey 07080, Attention: Corporate Secretary.

                     ABOUT AMAZING SAVINGS. Amazing Savings is a Delaware limited liability company, which directly or indirectly owns and operates an upscale close-out retail business. Amazing Savings commenced operations in 1988. Amazing Savings' slogan is "quality close-outs at amazing prices." Amazing Savings operates fourteen (14) stores in New York, New Jersey and Maryland.

                     ABOUT ODD JOB. Odd Job is a major regional closeout retail business. It currently operates a chain of 75 closeout retail stores in New York, New Jersey, Pennsylvania, Connecticut, Delaware, Ohio, Michigan and Kentucky.


CONTACT:  Amazing Savings Holding LLC        Odd Job Stores, Inc.
          Moshael Straus                     Edward Cornell
          (845) 534-1000                     Executive Vice President and Chief
                                             Financial Officer
                                             (908) 222-1000






























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